[[Arete LOogo]]
                                                   John Herzog, CFO
                                                   7102 La Vista Place
                                                   Niwot, Colorado 80503
                                                   Tel. (303) 652-3113
                                                   Fax: (303) 652-1488
                                                   Email: johnherzog@comcast.net

October 26, 2005




Karl Hiller
United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      Arete Industries , Inc.
         Form 10-KSB for Fiscal Year Ended December 31, 2004 Filed April 15, 2005 Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 And June 30, 2005 Filed May 16, 2005 and August 22, 2005 File No. 033-16820-D


Dear Mr. Hiller:

In connection with the above listed filings we submit the following in response to your Comment Letter dated September 22, 2005.


Response to Comment No. 1:
--------------------------

Arete Industries, Inc., in replying to this comment, will amend its Form 10-KSB for Fiscal Year Ended December 31, 2004 to include Item 8A, Controls and Procedures on page 13. Arete Industries, Inc. will also amend the filing for Form 10-QSB for Fiscal Quarters Ending March 31, 2005 and June 30, 2005 to include Item 3, Controls and Procedures.

The addition of Item 8A to the Amended Form 10KSB for year ending December 31, 2004 is as follows:


Item 8A. Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-KSB the Company carried out an evaluation, under the supervision and with the participation of the Company's CEO/Acting Chief Financial Officer and Chairman of the Audit Committee, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such terms are defined in Rules 13a-15e and 15d-15e under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon such evaluation, such officers have concluded that the Company's disclosure controls and procedures are effective.

There have been no significant changes to the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially effect, the Company's internal controls over financial reporting.

The addition of Item 3 to the Amended Form 10-QSB for the period Ending March 31, 2005 is as follows:


Item 3. Controls and Procedures

A review and evaluation was performed by the Company's management, including the Company's CEO/Acting Chief Financial Officer and Chairman of the Audit Committee, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Quarterly report.. Based upon such evaluation, such officers have concluded that the Company's disclosure controls and procedures are effective.

There have been no significant changes in the Company's internal controls subsequent to the date of their evaluation. There were no material weaknesses identified in the course of such review and evaluation and, therefore, no corrective measures were taken by the Company

The addition of Item 3 to the Amended Form 10-QSB for the period Ending June 30, 2005 is as follows:

Response to Comment No. 2:
--------------------------

Arete Industries will amend its Form 10KSB for Fiscal Year Ended December 31, 2004 with the revised auditor opinion paragraph on page F-1. The auditor statement is attachment to this letter.


Response to Comment No. 3:
--------------------------

Arete Industries, Inc. will amend its Form 10KSB for Fiscal Year Ending December 31, 2004 to reflect accrued wages as zero and such amounts reflected under "Stock and Options issued for services, accrued payables, and interest on notes". Arete Industries, Inc will also amend the filings for Form 10-QSB for Quarters Ending March 31, 2005 and June 30, 2005. The changed pages are an attachment to this letter.


Response to Closing Comments:
-----------------------------

Arete Industries, Inc. ("the company") acknowledges that:

o The company is responsible for the adequacy and accuracy of the disclosures in the filings.

o Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Unless we hear differently from you we will file the amended Forms 10-KSB and Forms 10 QSB the week of October 26, 2005.

                            Sincerely,

                            /s/ John Herzog
                            ----------------------------------------------------
                            John Herzog
                            Interim Chief Financial Officer and Principal Accounting Officer, and Director

                        By   /s/ Charles Gamber
                             ---------------------------------------------------
                            Charles Gamber, Chief Executive Officer and Director

                                     EXHIBTS


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


     To the Board of Directors
     Arete Industries, Inc.
     Boulder, Colorado

     I have audited the accompanying consolidated balance sheets of Arete Industries, Inc. and Subsidiaries (a development stage entity) as of December 31, 2004, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended and for the period from inception of the development stage (August 1, 2003) through December 31, 2004. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The Company's financial statements as of and for the year ended December 31, 2003, and for the period from inception of the development stage (August 1, 2003) through December 31, 2003 were audited by other auditors whose report, dated April 1, 2004, included an explanatory paragraph describing going concern issues as discussed in Note 1 to the financial statements. The financial statements for the period from inception of the development stage (August 1, 2003) through December 31, 2003 reflect a net loss applicable to common stockholders of $463,041 of the related total. The other auditors' report has been furnished to me, and in my opinion, insofar as it relates to the amounts for such prior period, is based solely on the report of such other auditors.

     I conducted my audit in accordance with the audit standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, based on my audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arete Industries, Inc. and Subsidiaries at December 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended and for the period from inception of the development stage (August 1, 2003) through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
     Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficit and a stockholders' deficit, and is delinquent on the payment of creditor liabilities including payroll taxes. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      April 11, 2005                                /s/ Ronald R. Chadwick, P.C.
                                                    ----------------------------
      Aurora, Colorado                                  RONALD R. CHADWICK, P.C.

                     ARETE INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Entity)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 For the years ended December 31, 2003 and 2004
            and from inception (August 1, 2003) to December 31, 2004

                                                                                     Inception to
                                                           2003          2004        Dec. 31, 2004
                                                       -----------    -----------    -----------
    Cash flows from operating activities:

     Net (loss)                                        $  (723,274)   $  (922,983)   $(1,386,024)
     Adjustments to reconcile net loss to
     net cash used in operating activities:
          Depreciation and amortization                     19,509          2,192          2,576
          Stock and options issued for services,
            accrued payables, and interest on notes        669,366        994,281      1,434,342
          Write down of assets included in loss from
Cash and cash equivalents at end of period                   $
          Changes in assets and liabilities:
            Interest receivable                            (13,129)        37,761         44,325
            Inventory                                       (4,941)        25,243         25,243
            Prepaid expenses                                 2,285         (3,000)        (3,000)
            Accounts payable                              (134,638)       (26,040)       (53,251)
            Accrued expenses                                 8,747       (216,970)      (208,390)
                                                       -----------    -----------    -----------

              Total adjustments                            655,872        813,467      1,241,845
                                                       -----------    -----------    -----------

          Net cash used in operating activities            (67,402)      (109,516)      (144,179)
                                                       -----------    -----------    -----------

Cash flows from investing activities:
         Purchase of property and equipment                 (5,072)        (5,072)
                                                       -----------    -----------    -----------

          Net cash used in investing activities               --           (5,072)        (5,072)
                                                       -----------    -----------    -----------

Cash flows from financing activities:
         Proceeds from issuance of preferred stock          14,575          6,713
         Proceeds from issuance of common stock             10,000         10,000
         Proceeds from exercise of stock options            83,750         81,500        125,250
         Note receivable from sale of stock                 16,000         16,000
         Line Deleted
         Payment of note payable - related parties         (15,959)        (8,136)        (8,709)
                                                       -----------    -----------    -----------

          Net cash provided by financing activities         92,366         89,364        149,254
                                                       -----------    -----------    -----------

Net increase (decrease) in cash and cash equivalents        24,964        (25,224)             3
Cash and cash equivalents at beginning of period               381         25,345            118
                                                       -----------    -----------    -----------

Cash and cash equivalents at end of period             $    25,345    $       121    $       121
                                                       ===========    ===========    ===========


                     ARETE INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Entity)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                 For the six months ended June 30, 2004 and 2005
              and from inception (August 1, 2003) to June 30, 2005
                                   (Unaudited)

                                                                                           Inception to
                                                                2004           2005        June 30, 2005
                                                             -----------    -----------    -----------
    Cash flows from operating activities:
     Net (loss)                                              $  (580,691)   $  (235,870)   $(1,621,894)
     Adjustments to reconcile net loss to
     net cash used in operating activities:
          Depreciation and amortization                              978          1,199          3,775
          Stock and options issued for services,
            accrued payables, and interest on notes              882,826        151,187      1,585,529
          Changes in assets and liabilities:
            Interest receivable                                   (6,565)        44,325
            Inventory                                             25,243
            Prepaid expenses                                     (86,535)        (3,100)        (6,100)
            Deposits                                             (50,000)       (50,000)
            Accounts payable                                     (48,821)       (35,617)       (88,868)
            Accrued expenses                                    (224,610)           758       (207,632)
                                                             -----------    -----------    -----------

              Total adjustments                                  517,273         64,427      1,306,272
                                                             -----------    -----------    -----------

          Net cash provided (used) in operating activities       (63,418)      (171,443)      (315,622)
                                                             -----------    -----------    -----------

Cash flows from investing activities:
         Purchase of property and equipment                       (5,071)        (5,072)
         Purchase of stock investments                           (28,691)
                                                             -----------    -----------    -----------

          Net cash used in investing activities                  (33,762)          --           (5,072)
                                                             -----------    -----------    -----------

Cash flows from financing activities:
         Proceeds from issuance of preferred stock                 6,713
         Proceeds from issuance of common stock                    7,727         17,727
         Proceeds from exercise of stock options                  71,000        121,500        246,750
         Note receivable from sale of stock                       16,000        (21,078)        (5,078)
         Line Deleted
         Payment of note payable - related parties               (11,573)        68,050         59,341
                                                             -----------    -----------    -----------

          Net cash provided by financing activities               75,427        176,199        325,453
                                                             -----------    -----------    -----------

Net increase (decrease) in cash and cash equivalents             (21,753)         4,756          4,759
Cash and cash equivalents at beginning of period                  25,345            121            118
                                                             -----------    -----------    -----------

Cash and cash equivalents at end of period                   $     3,592    $     4,877    $     4,877
                                                             ===========    ===========    ===========

                     ARETE INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Entity)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

               For the three months ended March 31, 2004 and 2005
              and from inception (August 1, 2003) to March 31, 2005

                                                                                           Inception to
                                                                2004            2005       Mar. 31, 2005
                                                             -----------    -----------    -----------
    Cash flows from operating activities:
     Net (loss)                                              $  (505,216)   $  (110,720)   $(1,496,744)
     Adjustments to reconcile net loss to
     net cash used in operating activities:
          Depreciation and amortization                              372            592          3,168
          Stock and options issued for services,
            accrued payables, and interest on notes              751,060         81,592      1,515,934
          Changes in assets and liabilities:
            Interest receivable                                   (3,283)        44,325
            Inventory                                             25,243
            Prepaid expenses                                     (48,000)       (51,000)
            Accounts payable                                     (44,623)         7,796        (45,455)
            Accrued expenses                                    (228,430)           400       (207,990)
                                                             -----------    -----------    -----------

              Total adjustments                                  475,096         42,380      1,284,225
                                                             -----------    -----------    -----------

          Net cash provided (used) in operating activities       (30,120)       (68,340)      (212,519)
                                                             -----------    -----------    -----------

Cash flows from investing activities:
         Purchase of property and equipment                       (5,071)        (5,072)
         Purchase of stock investments                           (55,268)
                                                             -----------    -----------    -----------

          Net cash used in investing activities                  (60,339)          --           (5,072)
                                                             -----------    -----------    -----------

Cash flows from financing activities:
         Proceeds from issuance of preferred stock                 6,713
         Proceeds from issuance of common stock                    5,350         15,350
         Proceeds from exercise of stock options                  71,000          6,000        131,250
         Note receivable from sale of stock                       15,000         16,000
         Line Deleted
         Payment of note payable - related parties               (11,573)        57,750         49,041
                                                             -----------    -----------    -----------

          Net cash provided by financing activities               74,427         69,100        218,354
                                                             -----------    -----------    -----------

Net increase (decrease) in cash and cash equivalents             (16,032)           760            763
Cash and cash equivalents at beginning of period                  25,345            121            118
                                                             -----------    -----------    -----------

Cash and cash equivalents at end of period                   $     9,313    $       881    $       881
                                                             ===========    ===========    ===========